Exhibit 99.1

Genius Group Releases AI Powered Education Plan

and Financial Outlook for 2026

Company expects 48% increase in annual revenue to $20-$22 million,

positive adjusted EBITDA from operations of $1.5-$2.0 million in 2026

SINGAPORE, February 19, 2026 - Genius Group Limited (NYSE American: GNS) (“Genius Group”, “GNS” or the “Company”), a leading AI-powered, Bitcoin-first education group, today released its AI Powered Education Plan and Financial Outlook for 2026.

The Company has organized its business units under three business units in 2026: Genius School, Genius Academy and Genius Resorts. All three business units are expected to deliver operational profits in 2026, whilst the fourth business unit, Genius City, is under development with a target completion date by the end of 2027.

The Company expects a 48% increase in annual revenue to $20-$22 million from the $13.5 million in annual revenue in 2025, subject to final audit. Based on its current plans the Company expects positive adjusted EBITDA from operations of $1.5-$2.0 million in 2026.

Genius School, led by Genius School General Manager, Angie Stead, is expected to achieve profitable operations with forecast revenue of over $6 million in 2026. Genius School delivers an AI Powered, Future School education from Preschool through to High School graduation, preparing students for a fast-changing future. Genius School’s 2026 Plans include:

●	Profitable growth of the Company’s Education Angels Preschool Program
●	Profitable growth of the Company’s ProEd Primary and Middle School Program
●	Establishing the Company’s ProEd High School Program as a leading Future School
●	Growth of the Company’s Genius Educator Certification for parents and teachers
●	Expansion of the Company’s Genie AI mentor for students and teachers
●	Launch of the Company’s Starlink-connected Future School Space Capsules

Genius Academy, led by Genius Academy General Manager, Chris Crofts, is also expected to achieve profitable operations with forecasted revenue of over $6 million in 2026. Genius Academy delivers AI Powered, accelerated learning programs for adults in entrepreneurship, investing and the ABCs of the Future (AI, Blockchain, Community). Genius Academy’s 2026 Plan includes:

●	Profitable growth of the Company’s Property Investor Network courses and events
●	Profitable growth of the Company’s Entrepreneur Academy and Bitcoin Academy
●	Expansion of the Company’s Microcourses and Membership programs
●	Growth of the Company’s Bali-based AI Labs and Genius Masters Retreats
●	Expansion of the Company’s Genie AI mentor for investing and reskilling
●	Launch of Genius Studios’ AI Powered Educator Tools and Course Builders

Genius Resorts, led by Genius Resorts General Manager, Shaun Duenhofen, is expected to achieve profitable operations with forecast revenue of over $8 million in 2026. Genius Resorts owns and manages resorts and beach clubs as learning centers for the Genius Community. Genius Resorts’ 2026 Plan include:

●	Profitable growth of the Company’s operating resorts and beach clubs
●	Growth of the Company’s Genius Calendar of camps, workshops and retreats
●	Launch of new locations including Genius Beach at Genius City, Bali
●	Phase One development of Genius City’s Living Hub, Learning Hub and Student Hub
●	Expansion of the Company’s high tech, high touch model via licensing globally

Genius Group’s CEO, Roger James Hamilton, said “We have begun 2026 with strong momentum and a clear focus towards profitable growth. The continuing acceleration of AI has resulted in high demand for AI powered education to prepare children and reskill adults for a rapidly changing future. We are looking forward to meeting this demand with our Genius curriculum and community.”

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 6 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit https://www.geniusgroup.ai/

Non-IFRS Financial Measure and Definitions

We have included Adjusted EBITDA because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.

We calculate Adjusted EBITDA as net profit / loss for the period plus income taxes and social contribution plus / minus finance revenue /expense result plus depreciation and amortization plus impairments plus revaluation adjustment of contingent liabilities plus share-based compensation expenses plus bad debt provision.

Where the terms “profit” or “profitable” are used in this press release with respect to business units or operations, such terms refer to positive operating income at the business unit level before interest expense, taxes, depreciation and amortization, and other non-operating items, unless otherwise expressly stated. These references do not necessarily indicate net profit under IFRS at the consolidated Company level. All forward-looking statements regarding profitability are based on management’s current expectations and assumptions and are subject to risks and uncertainties as described herein.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contacts

For enquiries, contact investor@geniusgroup.ai